Mail Stop 4561

October 5, 2007

Mr. J. Chris Brewster
Chief Financial Officer
Cardtronics, Inc.
3110 Hayes Road, Suite 300
Houston, TX 77082

      Re: Cardtronics, Inc.
             Registration Statement on Form S-1
             Filed September 7, 2007
             File No. 333-145929

Dear Mr. Brewster:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. We note from page 130 that on June 1, 2007, you amended the terms of the Series B Convertible Preferred Stock to increase the number of shares of common stock into which the TA Funds' Series B stock would be convertible in connection with your completion of the IPO. We note that the amendment provides that the TA Funds will receive common shares with an "aggregate value at the initial public offering at least equivalent to the value that the TA Funds would have received if the initial public offering price was $[ ] per share and they received shares of common stock converted on a one-for-one basis." In this connection, please tell us whether this price has been set, provide us with the basis for your exemption from registration for this offering and explain why it should not be

integrated with this offering. Additionally, please provide us with a copy of this agreement.

2. We note your statement following the cover page that graphics will be included in an amended filing. Please do not include such graphics and pictures in any preliminary prospectus delivered to prospective investors before we clear these items. We may have comments on this disclosure.

3. We note from an article entitled "WaMu adds ATMs in Texas through Cardtronics," located at http://www.atmmarketplace.com/article.php?id=9214, that you have entered into a recent agreement with Washington Mutual to place its name on your ATMS in CVS stores in Texas. If material, please revise the registration statement to provide information regarding this transaction.

4. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

5. Please amend your registration statement to provide selected quarterly financial data. Refer to Item 302 of Regulation S-K.

Prospectus Summary, page 1

6. We note your disclosure in italics that unless specifically indicated to the contrary, the non-financial description of your business includes the effects of the 7-Eleven transaction. Please revise to disclose this information whenever you give effect to the transaction and disclose that such information does not reflect what your actual results would have been.

7. Please provide us with support for quantitative and qualitative statements throughout the prospectus, and revise the disclosure to clearly state the basis for these statements. In this connection, we note your disclosure on page 30 that you have obtained data pertaining to the ATM industry from third parties such as Dove Consulting, ATM&Debit News, the UK Payment Statistics and other publicly available sources. Please revise to disclose the source at the point at which you use the information. In providing us with support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, and without limitation, the following examples on pages 1 and 3:

    * "Cardtronics, Inc. operates the *world's largest network of ATMs*."

- **"**We believe that Allpoint is the largest surcharge-free network of ATMs in the United States based on the number of participating ATMs."

- "Over 9,500 of our Company-owned ATMs are under contract with *well-known banks* to place their logos on those machines, making us the *largest non-bank owner and operator of bank-branded ATMs in the United States*."

- "We believe our operating costs per ATM are significantly lower than the operating costs incurred by bank ATM operators."

- "we have improved the operating cash flow of our acquired networks of ATMs and achieved high returns on capital for such transactions."

Further, please tell us the nature of the relationship between Cardtronics and any source of information upon which you are relying if applicable.

8. Please revise the summary to provide a balanced representation of material information relating to your strengths and weaknesses. Currently, a significant amount of the information contained in the summary relates to your strengths and only minimally touches on your weaknesses. For example, information regarding the potential losses anticipated in association with the Vcom portion of the 7-Eleven Transaction should be discussed to balance the favorable information provided relating to this transaction. In this connection, please revise to discuss risk factors throughout the summary rather than simply providing a cross-reference to that section.

Our Business, page 1

9. In paragraph 3 of this section and throughout the registration statement, you utilize the term "organically" in reference to increasing the size of your network. Please explain what you mean by the use of this term or revise to one that is more readily understood.

10. Please revise to explain "interchange fees," "placement fees," and to provide the full designation for the acronym "Triple-DES." In this connection, please explain here or in an appropriate section of the document whether you receive interchange fees in connection with transactions other than withdrawal transactions.

11. We note the selected operating data that you have highlighted on page 2. Please revise to balance this discussion with your historical amounts as well as the historical net income and accumulated deficit for the same periods for which you have presented pro forma amounts.

Our Strengths, page 2

Recurring and Stable Revenue and Operating Cash Flow, page 3

12. We note your statement that "Our recurring and stable revenue base, relatively low and predictable maintenance capital expenditure requirements, and minimal working capital requirements allow us to generate relatively predictable and consistent operating cash flows." Please revise or balance this disclosure with the following information throughout the registration statement:

- a high attrition rate during the past year of merchant-owned ATMs.

- costs due to the EFT network requirements regarding Triple-DES compliance.

- costs to convert ATMs to an in-house processing switch.

- the need to hire and train more employees as a result of the 7-Eleven transaction.

- substantial fluctuations in cash flows from investing activities in the last two years and large fluctuations in cash flows from operating activities.

Experienced Management Team, page 3

13. Please revise to disaggregate the number of years of experience of your management team.

Our Market Opportunity, page 4

Merchant Network Opportunities, page 4

14. We note your statement that, "Many of our existing national and regional retail merchant customers do not have ATMs in all of their retail locations and are adding new locations as they grow their business." Please disclose whether you are the exclusive supplier of ATMs to these merchants pursuant to contracts with the merchants or if you will face competition in attempting to locate ATMs at these new locations.

Bank Branding and Outsourcing Opportunities, page 4

15. We note your statement that, "We believe that our relatively lower cost of operations and significant experience in ATM management provides us with future revenue opportunities as banks and other financial institutions look to outsource certain ATM management functions to simplify operations and lower their costs." Please provide a source

demonstrating that banks are looking to outsource these functions.

Advanced-Functionality Opportunities, page 4

16. Please balance this disclosure with the disclosure from your MD&A that if your cumulative losses (including termination costs) reach $10 million, your current intent is to terminate the Vcom Services and that you currently expect that you will incur up to $10 million in operating losses, including potential contract termination costs. Please revise to disclose how you intend to offer these advanced-functionality services, such as check cashing, in the event you terminate the Vcom services.

International Opportunities, page 4

17. Please explain what is meant by "off-premise ATMs."

18. We note your disclosure that "We believe that significant growth opportunities continue to exist in those international markets where cash is the predominant form of payment utilized by consumers and where off-premise ATM penetration is still relatively low." In addition, we note the disclosure on page 5 that you plan to expand your operations into selected international markets. Please revise to disclose the markets in which you intend to expand and include any appropriate risk factor disclosure relating to such markets.

The Offering, page 6

19. We note that you are contemplating a stock split immediately prior to the closing of the offering. Please confirm that all per share amounts disclosed within your Form S-1 document will be retroactively restated to reflect the stock split.

Summary Historical Consolidated and Pro Forma Financial and Operating Data, page 8

20. We note that you have presented EBITDA as a non-GAAP financial measure. Please tell us how your current disclosures comply with Item 10(e) of Regulation S-K and the related FAQ.

Risk Factors, page 12

21. Please review risk factors to eliminate those risks that are general in application as such present a risk for any company. We note the following examples on pages 26 – 27:

- "The price of our common stock may fluctuate significantly, and you could lose all or part of your investment."

- "If our share price is volatile, we may be the target of securities litigation, which can be costly or time-consuming to defend."

Alternatively, please revise such risk factors to demonstrate risks specific to you.

22. We note your statement that "the risks and uncertainties described below are not the only ones facing us." Please revise to disclose that these are the material risks.

We derive a substantial portion of our revenue from ATMs placed with a small number of merchants. If one or more of our top merchants were to cease doing business with us, or to substantially reduce its dealings with us, our revenues could decline. page 13

23. In this risk factor, please provide the names of your top five merchants and specify when each merchant's contract will end.

If we, our transaction processors, our EFT networks or other service providers experience system failures, the ATM products and services we provide could be delayed or interrupted, which would harm our business. page 14

24. You state: "Although we have tested business continuation plans (as do our critical vendors), and even though our contracts with merchants do not include any guarantees related to network availability problems due to factors beyond our control (which all ATM operators are subject to) …." and "We have not been the cause of any such interruptions in the past." Please remove this language as it appears to mitigate the risk being disclosed.

25. You state: "Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur." Please place this information in a separate risk factor and give further details about this risk to you.

We may be unable to integrate our recent and future acquisitions in an efficient manner and inefficiencies would increase our cost of operations and reduce our profitability. page 18

26. Please revise to combine this risk factor with the disclosure regarding the risks of integrating the 7-Eleven transaction on page 21.

Our international operations involve special risks and may not be successful, which would result in a reduction of our gross profits. page 19

27. Please provide more information regarding the bulleted risks presented in this risk factor.

<u>Future sales of our common stock in the public market could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us. page 27</u>

28. In the second paragraph, please provide the expiration date of the lock-up period.

<u>Your ability to influence corporate matters may be limited because a small number of stockholders beneficially own a substantial amount of our common stock. page 28</u>

29. Please revise to separate risks regarding the control held by a limited number of shareholders and the risks regarding conflict of interests between the interest of these controlling shareholders and Cardtronics. In the conflict of interest risk factor, if there is not a method for determining how opportunities will be divided between CapStreet Group LLC, TA Associates, and Cardtronics, when all parties are interested in a particular transaction, please disclose this.

<u>Use of Proceeds, page 32</u>

30. In the third paragraph, you state: "Accordingly, assuming no change in the assumed initial public offering price per share, an increase (decrease) of 1,000,000 shares from the expected number of shares to be sold in this offering, would not increase (decrease) our net proceeds from this offering." Please explain this statement.

31. We note that you have provided the amount of borrowings on a pro forma basis. Please revise to disclose as of a most recent practicable date, the amount of borrowings under the facility and the amount of available additional borrowings.

32. We note your statement that working capital and general corporate purposes includes proceeds to "acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise." Please revise as we do not agree that such uses are general corporate purposes.

33. Please identify how you used proceeds from any debt to be discharged through this offering and incurred within the last 12 months. Refer to Instruction 4 to Item 504 of Reg. S-K.

<u>Capitalization, page 34</u>

34. Please adjust your Pro Forma financial information to reflect the conversion of the Series B redeemable convertible preferred stock that is to occur immediately prior to the closing of this offering.

Dilution, page 36

35. Please revise your table to show the effect of the conversion of the Series B convertible preferred stock that is to occur immediately prior to the closing of this offering.

Selected Historical Consolidated Financial and Operating Data, page 38

36. On page 40, in footnote number 5, you state: "'Other' for the six months ended June 30, 2007, includes $1.0 million of losses on the disposal of fixed assets during the period, which were partially offset by $0.6 million of gains related to the sale of Winn-Dixie equity securities *(discussed above)*." Please state specifically where this information is discussed.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 41

37. Please revise your pro forma financial statements to reflect the conversion of the Series B convertible preferred stock and other significant transactions to occur prior to closing of this offering or tell us why such adjustment is deemed unnecessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Overview of Business – In-House Transaction Processing, page 52

38. Please provide information in this section as to the costs being incurred by you in switching over to this processing system. Please state how many of your approximately 31,000 ATMs you intend to convert to this processing system.

Branding Revenue, page 54

39. Please explain what you mean by the disclosure that although you forego surcharge revenues on surcharge-free networks you earn interchange revenues in addition to network branding revenues and you "*believe many of these transactions are incremental*."

Six Months Ended June 30, 2006 and June 30, 2007 – Cost of ATM Operating Revenues, page 64

40. We note your disclosure that, "Finally, the cost of ATM operating revenues from our United Kingdom operations was negatively impacted by approximately $0.4 million in costs related to certain fraudulent credit card withdrawal transactions conducted on a number of our ATMs in that market. We incurred such losses as a result of the delay in

certification associated with a change in our sponsoring bank." Please explain why this amount was not covered by the insurance you maintain. Additionally, please provide a risk factor regarding this and other potential impacts of changing sponsoring banks.

Six Months Ended June 30, 2006 and June 30, 2007 – Cost of ATM Product Sales and Other Revenues, page 65

41. Please define the acronym VAR where it first appears in the registration statement. This acronym does not appear to be defined at an earlier point.

Selling, General, and Administrative Expenses - Stock-Based Compensation, page 71

42. In the first paragraph you state that, "Stock-based compensation for the year ended December 31, 2006, decreased by 62.4% when compared to the same period in 2005. Such decrease was primarily due to an additional $1.7 million in stock-based compensation employee stock options in connection with our Series B preferred stock financing transaction." Please revise this statement to clarify that the additional compensation expense occurred in 2005.

The ATM Industry, page 88

Recent Trends in the U.S. ATM Industry, page 89

43. Under this section, please explain what CAGR is and please explain why this chart is being used in your registration statement.

44. In the graphic on page 90, the information is presented only through 2005. Is there more recent information? If so, please revise this graph to present more recent information.

Developing Trends in the ATM Industry – Growth in International Markets, pages 90-91

45. We note your statement in the second paragraph that, "According to LINK, a total of approximately 61,000 ATMs were deployed in the United Kingdom as of December 2006, of which approximately 28,100 were operated by non-banks." In the chart following this paragraph though, it appears that there were approximately 60,000 ATMs of which approximately 27,000 were operated by non-banks. Please reconcile this discrepancy or explain why the information provided is different.

Business, page 93

Company Overview, page 93

46. Following each table on this page, you note the sources for the information contained in the table. Please revise to identify the websites relied upon, provide copies of those sources, and highlight where the information is located. Additionally, please disclose the information management relied upon in forming management's estimates.

7-Eleven ATM Transaction – Additional High Volume, pages 94-95

47. We note your statement that, "The ATMs we acquired in the 7-Eleven ATM Transaction averaged over 1,000 withdrawal transactions per month during 2006, which compares favorably to the average 404 withdrawal transactions per month for our existing ATM portfolio during the same period." In an article issued on July 23, 2007, *Cardtronics sees promise in 7-Eleven* (http://atmmarketplace.com/article.php?id=9071&na=1), it states: "That's compares well with the 365 withdrawals being made at the average ATM in Cardtronics' pre-7-Eleven portfolio." Please explain the difference in the amounts listed for the average withdrawal transactions for your portfolio before the 7-Eleven transaction.

Other Acquisitions, page 95

48. We note your statement on page 96 that, "Because we do not typically assume significant numbers of employees nor import new operating systems in connection with our acquisitions, we believe our acquisition growth has low integration/migration risk." Please revise to reconcile with your disclosures regarding the 7-Eleven ATM Transaction.

Merchant Customers, page 97

49. On page 98, you state: "[T]he contract terms vary, but typically include the following: … our right to increase surcharge fees or remove ATMs at underperforming locations." Please state whether the right to remove ATMs is subject to paying a termination fee.

Primary Vendor Relationships – Cash Replenishment, page 102

50. You state: "In Mexico, a specific replenishment schedule is not followed; rather, we utilize a 'just-in-time' replenishment philosophy." Please explain what this means. Does this approach subject you to additional risks associated with your customer relationships?

Competition, page 103

51. In this section, please provide names of banks and non-bank competitors for each country.

Legal Proceedings – National Federation of the Blind - pages 105-106

52. On page 106, you state: "Despite our expectation that the Court will approve the proposed settlement at that time, in the event that members of the class object to the proposed settlement and the Court concludes that their objections are valid and, for that reason, refuses to approve the settlement, the lawsuit would resume. If that occurs, we will continue our defense of this lawsuit in an aggressive manner *as previously set forth*." Please state where this discussion was previously set forth. Please provide information as to the terms of the settlement offer as it relates to your obligations and liabilities.

53. We note your statement regarding the Duane Reade litigation that you "believe that we will ultimately prevail upon the merits in this matter, although we can give no assurance as to the final outcome." Since you are not qualified to make this statement, please revise or provide an opinion of counsel upon which you are relying.

54. Please revise your description of the CGI litigation to disclose the basis for the complaint.

Management, page 108

Directors and Executive Officers – Board of Directors, page 108

55. We note your statement that: "We anticipate that certain of these directors will resign prior to the completion of this offering and that we will appoint additional independent directors." Please identify the directors who are anticipated to resign.

Executive Officer and Director Compensation, page 114

Objectives of Executive Compensation Program, page 114

56. We note that the compensation committee performs an informal benchmarking of your compensation levels to those paid by comparable companies. Please disclose the names of these comparable companies and briefly describe how they were selected. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Base Salary, page 115

57. We note your disclosure that the compensation committee makes recommendations that take into consideration the scope of an "individual executive's responsibilities as well as the compensation paid by other companies with which we believe we compete for executives." Similarly, you disclose that any changes in the base salary of an executive officer is based on an evaluation of the performance, experience, and responsibilities of the individual, as well as changes in market trends. Please revise to analyze how the consideration of each of these factors resulted in the amounts paid for each element and

how that compared to other benchmarks considered.

Annual Bonus, page 115

58. We note that in 2006 the compensation committee based bonus awards on the achievement of "certain adjusted EBITDA target goals for our consolidated operations."   We further note that the bonus pool is funded if your consolidated adjusted EBITDA is equal to at least 90% of the targeted adjusted EBITDA amount for the applicable period. Please revise to provide a quantitative discussion of these targeted goals and the targeted goals for Mr. Delnevo that are tied to your U.K. reportable segment's adjusted EBITDA. Similarly, please provide this disclosure for the Long-Term Incentive Bonus Program – U.K. operations. Alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Long-Term Incentive Program- Stock Options, page 115

59. Please revise to discuss the factors that were taken into account in awarding options.

2006 Summary Compensation Table, page 117

60. In Cardtronics' financial statements, in note 13, it states: "The Company offers a 401(k) plan to its employees but has not historically made matching contributions. In 2007, the Company began matching 25% of employee contributions up to 6% of the employee's salary." On page 121, under *Pension Benefits*, you state: "Currently, Cardtronics does not offer, and, therefore, none of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us." Please reconcile these statements. Please state whether the executive officers participate in this plan. If executive officers do participate in this plan, please explain why this information is not contained in the table on page 117 in accordance with Item 402. Additionally, if executive officers do participate in this plan, please include a pension benefit table on page 121.

Employment-related Agreements of Named Executive Officers, pages 117-119

61. Ronald Delnevo is eligible to receive a long-term bonus of 5% a year for four years under a separate agreement. Please disclose information regarding this agreement in the summary.

<u>Grants of Plan-based Awards in Fiscal 2006, page 120</u>

62. We note the disclosure in footnote 2 to the Grants of Plan-based Awards table, footnote 3 to the Outstanding Equity Awards table, and your discussion of the value of restricted stock at the time of vesting on page 121, that you relied on independent third-party appraisals to value the options at the grant date and to value the restricted stock. Please revise to identify the valuation firm and file a consent for such expert(s).

<u>Potential Payments upon Termination or Change in Control, page 122</u>

63. On pages 123 through 124, you discuss what constitutes a change in control. If "CapStreet Investors and TA Associates cease collectively to own 50% or more of the Company's common stock equivalents" a change of control will occur. It appears that these entities are seeking to sell shares pursuant to this offering. On page 123, you state: "Notwithstanding the foregoing, in no event shall an initial public offering constitute a Change of Control." Please clarify that, if after this offering, these entities do not own 50% or more of Cardtronics after taking into account the amount of shares purchased by investors and the amount sold by these entities, whether this will constitute a change of control, and if so, disclose the payments you must make to your executive officers as a result.

<u>Certain Relationships and Related Party Transactions, page 130</u>

<u>Transactions with our Directors and Officers, Fred R. Lummis, page 131</u>

64. Under the discussion of Fred Lummis, please explain why there is a discussion of payment to Independent Board members, as Mr. Lummis is not an independent board member.

<u>Transactions with our Directors and Officers, Subscriptions Receivable, pages 131-132</u>

65. We note your disclosure that: "The Company currently has loans outstanding with certain employees related to past exercises of employee stock options and purchases of the Company's common stock, as applicable. … The rate of interest on each of these loans is 5% per annum. … Additionally, in the third quarter of 2006, the Company repurchased 15,255 of the Company's common stock held by certain of the Company's executive officers for approximately $1.3 million in proceeds. Such proceeds were primarily utilized by the executive offices to repay the majority of the above-discussed subscriptions receivable, including all accrued and unpaid interest related thereto. Such loans were required to be repaid pursuant to SEC rules and regulations prohibiting registrants form having loans with executive officers. As a result of the repayments, the total remaining amount outstanding under such loans, including accrued interest, was approximately $0.3 million as of December 31, 2006 and June 30, 2007." Is 5% the amount of interest that you would have received in an arms-length transaction? If you would have received more,

or if this interest rate is considered below market, please tell us whether you addressed this in your compensation disclosure, because the difference between the interest rate received and the market rate could be considered income for the executive officers. Additionally, has the remaining amount been paid as of the current date?

Underwriting, page 145

66. Please disclose whether the shares that are part of the directed share program will be subject to a lock-up agreement, and if so, please describe the agreement.

Financial Statements

Cardtronics, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1. General and Basis of Presentation

Basis of Presentation, page F-6

67. Please revise your disclosures to exclude references to quarterly reports on Form 10-Q and the company's annual report on Form 10-K.

Note 10. Asset Retirement Obligations, page F-16

68. Please tell us what additional information was obtained by management that resulted in the change in estimates recorded during the six month period ended June 30, 2007. Specifically, tell us why the anticipated amount to deinstall and refurbish certain locations changed.

December 31, 2006 and 2005

Consolidated Statements of Operations, page F-34

69. We note that your gross profit amounts exclude depreciation and amortization expense. Please tell us how you have complied with SAB 11B.

Consolidated Statements of Cash Flows, page F-37

70. It appears that you have classified changes in your restricted cash balances as cash flows from operations. Please tell us management's justification for the current presentation as

these balances related primarily to certain notes issued in connection with the Bank
Machine acquisition.

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

(h) Inventory

71. We note that you classify ATM machines either as property and equipment or inventory on
your consolidated balance sheet. Please tell us why both presentations are appropriate,
whether ATM machines are transferred between classifications, and at what value you
transfer them.

Note 2. Acquisitions, page F-50

72. We note that you used an independent appraisal firm to determine the amounts allocated to
merchant contracts/relationships intangibles. As this independent appraisal firm appears to
be an expert, please revise your disclosure to name the firms and provide the appropriate
consents.

Note 9. Preferred Stock, page F-64

73. Please disclose a roll forward of the Series B redeemable convertible preferred stock for all
years presented.

ATM Company

Consolidated Statements of Operations, page F-109

74. Please tell us how your current presentation of depreciation and amortization complies
with SAB 11B.

75. Please tell us how your current presentation of Equity in (earnings)/losses of
unconsolidated affiliates complies with Rule 5-03 of Regulation S-X.

Exhibit 23.1 and 23.2

76. Please revise to include the signature of your Registered Public Accounting Firm as to
their consent regarding the inclusion of their report for Cardtronics, Inc. dated March 30,
2007 and their report for ATM Company (as defined in the notes to those financial
statements) dated May 10, 2005. In addition, please include the signature of your

independent accountants as to their consent regarding the inclusion of their report for 7-Eleven Financial Services Business.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at 202-551-3573 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or the undersigned at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

Cc. David P. Oelman, Esquire